SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 10TH, 2014

DATE, TIME AND PLACE: On march 10th, 2014, at 10:00 a.m., at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Franco Bertone, Mailson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu. Justified absence of Mrs. Francesca Petralia and Messrs. Patrizio Graziani and Piergiorgio Peluso. The meeting was also attended by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee (“CAE”), and Mrs. Simone Paulino de Barros, Secretary.

BOARD: Mr. Franco Bertone – Chairman; and Mrs. Simone Paulino de Barros – Secretary.

AGENDA: (1) To acknowledge about the activities carried out by the Control and Risk Committee; (2) To acknowledge about the activities carried out by the Statutory Audit Committee; (3) To acknowledge about the activities carried out by the Compensation Committee; (4) To resolve on the Company’s Long Term Incentive Plan (Stock Option Plan) and its submission to the Shareholders’ Meeting of the Company; (5) To resolve on the proposal for extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as an intervening party, and its submission to the Company’s Shareholders’ Meeting; (6) To resolve on the convening of an Annual and Extraordinary Shareholders’ Meeting of the Company; (7) To resolve on the agreement to be entered with Italtel Brasil Ltda.; and (8) To acknowledge about the initiatives of negotiations regarding the sharing of infrastructure based on the concept known as “Ran Sharing”.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge, through its Chairman, Mr. Franco Bertone, about the activities carried out by the Control and Risk Committee, at its meetings held on February 12th and 21th, 2014.

(2) To acknowledge, through its Coordinator, Mr. Alberto Emmanuel Carvalho Whitaker, about the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on February 13th and 25th, 2014. At the last meeting, the CAE opined favorably on extension of the Cooperation and Support Agreement and the agreement to be entered into with Italtel Brasil Ltda..

(3) To acknowledge, through its Chairman, Mr. Manoel Horacio da Silva, about the activities carried out by the Compensation Committee, at its meeting held on March 7th, 2014, when it was discussed about the Company’s Long Term Incentive Plan, for the triennium of 2014-2016, and the Committee opined favorably to the submission of this subject to the Board of Directors.

(4) Approved the proposed Long Term Incentive Plan of the Company (Stock Option Plan) for the triennium of 2014-2016 and its submission to the Shareholders’ Meeting of the Company, based on the favorable opinion of the Compensation Committee and the material presented by Mr. Marcello Curvelo, Responsible for Compensation Area of People Value Office, which is filed at the Company's head offices.

(5) Approved the proposal for extension of Cooperation and Support Agreement, to be entered into Telecom Italia SpA, on one side, and TIM Celular SA ("TCEL") and Intelig Telecomunicações Ltda. ("Intelig"), on the other side, with the Company as intervening party, and its submission to the Shareholders’ Meeting, based on the favorable opinion of the CAE and in accordance with the material presented by Mr. Claudio Zezza, Chief Financial Officer, which is filed at the Company’s head offices.

(6) Approved the convening of the Annual and Extraordinary Shareholders’ Meeting of the Company to be held on April 10th 2014, to deliberate on the following agenda: At the Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2013; (2) To resolve on the proposed Company’s capital budget; (3) To resolve on the proposal for the allocation of the results related to the fiscal year of 2014 and distribution of dividends by the Company; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members and (5) To resolve on the proposed compensation for the Company’s Administrators and the members of the Statutory Audit Committee of the Company, for the year of 2014; At the Extraordinary Shareholders’ Meeting: (1) To resolve on the Company’s Long Term Incentive Plan (Stock Option Plan); and (2) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party.

(7) Approved the agreement to be entered with TIM Celular S.A. a wholly owned subsidiary of the Company, and Italtel Brasil Ltda. (SAS 14022), based on the favorable opinion of the CAE and the material presented by Mr. Carlo Filangieri, Chief Technology Officer, and Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, which is filed at the Company's head offices;

(8) Acknowledged the initiatives of negotiations for the expansion of infrastructure sharing, based on the concept known as “Ran Sharing” and the material presented by Mr. Carlo Filangieri, Chief Technology Officer, and that will in due course submitted to the regulatory and competitive agencies.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Franco Bertone, Manoel Horacio Francisco da Silva, Oscar Cicchetti and Rodrigo Modesto de Abreu,

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), March 10th, 2014.

SIMONE PAULINO DE BARROS
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.